September 13, 2024

Lim Sin Foo Harris
Chief Executive Officer
Fast Track Group
12 Mohamed Sultan Road
#04-01, Singapore 238961

       Re: Fast Track Group
           Registration Statement on Form F-1
           Filed September 6, 2024
           File No. 333-281969
Dear Lim Sin Foo Harris:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Notes to Consolidated Financial Statements
Note 2.1 Restatement of Consolidated Financial Statements, page F-13

1. We note that you have restated your financial statements and footnote for the correction of an error, but do not explain the original accounting for the transaction for the waiver of debt from a related party. Please revise your disclosure to reflect a description of the nature of the error that resulted in the restatement of capital contributions from a director.
       Refer to ASC 250-10-50-7.
 September 13, 2024
Page 2
2.     We note that your financial statements are presented in Singapore
Dollars (   S$   ), which is
       the reporting currency of the Company. Please revise the tabular reconciliation of previously reported to restated amounts to present amounts in your reporting currency rather than in US Dollars consistent with your other footnotes.

Exhibit 5.1
Legal Opinion, page II-4

3. We note that you have not identified the number of shares to be registered. Please file a revised opinion identifying the number of shares covered by the opinion. Additionally, please file a revised opinion which provides the appropriate opinions for the offering of the underwriter warrants and underlying shares. In this regard, we note that opinion paragraph 3 only covers the shares to be offered in the initial public offering and does not cover the securities being offered to the underwriter as compensation.
Exhibit 23.1
Consent of Independent Registered Public Accounting Firm, page II-4

4. Please arrange to have your auditors revise their consent to properly refence to the dual dated auditors report on July 8, 2024 except Note 2.1 for the Restatement of Consolidated
       Financial Statements as to which the date is September 6, 2024.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Donald Field at 202-551-3680 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services